Exhibit 99.3

Execution Version

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”) is entered into as of July 28, 2023 by and among:

1.	Ultimate Vitor II Holdings Limited, a business company incorporated under the Laws of the British Virgin Islands (“Ultimate Vitor”);

2.	Summit Lustre Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly-owned subsidiary of Ultimate Vitor (“Merger Sub”);

3.	Zhangmen Education Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”);

4.	Mr. Yi Zhang (the “Founder Shareholder”);

5.	Ultimate Vitor Family Trust, a trust established under a trust deed between the Founder Shareholder as settlor and TMF (Cayman) Ltd. as trustee (“Ultimate Vitor Family Trust”, together with Ultimate Vitor, and the Founder Shareholder, the “Founder Parties”).

Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, Ultimate Vitor, Merger Sub, and the Company, have, concurrently with the execution of this Agreement, entered into an Agreement and Plan of Merger, dated as of the date hereof (as may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Ultimate Vitor (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, as of the date hereof, the Founder Shareholder is the ultimate beneficial owner of 194,878,011 class B ordinary shares, par value US$0.00001, of the Company (the “Founder Shares”). The Founder Shares, together with any other ordinary shares, par value US$0.00001 of the Company (the “Shares”) (including Shares represented by ADSs) and securities of the Company owned (whether beneficially or of record) by the Founder Parties, directly or indirectly, as of the date hereof or acquired (whether beneficially or of record) by any of the Founder Parties, directly or indirectly, after the date hereof and prior to the earlier of the Closing and the termination of all of obligations of the Founder Parties under this Agreement, including, without limitation, any Shares (including Shares represented by ADSs) or securities of the Company acquired by means of purchase, dividend or distribution, or issued upon the exercise or settlement of any Company Options, Company Restricted Share Awards, or warrants or the conversion of any convertible securities or otherwise, shall be collectively referred to herein as its or his “Securities”; and

WHEREAS, in connection with the consummation of the Merger, (a) each of the Founder Parties agrees to the cancellation of the Founder Shares (including Founder Shares represented by ADSs) for no consideration, and (b) each of the Founder Parties agrees to vote the Securities at the Shareholders’ Meeting in favor of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and take any and all other actions in furtherance of the transactions contemplated by the Merger Agreement, in each case upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
Voting

Section 1.1 Voting. From and after the date hereof until the Expiration Time (as defined below), each of the Founder Parties (solely in their capacity as beneficial owner of their respective Securities) irrevocably and unconditionally agrees that at the Shareholders’ Meeting or any other annual or extraordinary general meeting of the shareholders of the Company, however called, at which any of the matters described in paragraphs (a) – (f) hereof is to be considered (and any adjournment or postponement thereof), it or he shall (i) appear or cause its or his Affiliate(s) or representative(s) to appear at such meeting or otherwise cause its or his Securities to be counted as present thereat for purposes of determining whether a quorum is present, and (ii) vote or cause to be voted (including by proxy, if applicable) all of its or his Securities:

(a) for the authorization and approval of the Merger Agreement, the Merger, Plan of Merger and the other transactions contemplated by the Merger Agreement;

(b) against any Acquisition Proposal or any other transaction, proposal, agreement or action made in opposition to authorization and approval of the Merger Agreement or in competition or inconsistent with the transactions contemplated by the Merger Agreement, including the Merger;

(c) against any other action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect any of the transactions contemplated by the Merger Agreement, including the Merger, or this Agreement or the performance by it or him of its or his obligations under this Agreement, including without limitation, (i) any extraordinary corporate transaction, such as a scheme of arrangement, merger, consideration or other business combination involving the Company or any of its subsidiaries (other than the Merger); (ii) a sale, lease or transfer of any material assets of the Company or any of its subsidiaries or a reorganization, recapitalization or liquidation of the Company or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company’s memorandum or articles of association, except if approved in writing by Ultimate Vitor; or (iv) any other action that would require the consent of Ultimate Vitor pursuant to the Merger Agreement, except if approved in writing by Ultimate Vitor;

(d) against any action, proposal, transaction or agreement that could reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of it or him contained in this Agreement or otherwise reasonably requested by Ultimate Vitor in order to consummate the transactions contemplated by the Merger Agreement, including the Merger;

(e) in favor of any other matter necessary to effect the transactions contemplated by the Merger Agreement, including the Merger; and

(f) in favor of any adjournment or postponement of the Shareholders’ Meeting or other annual or extraordinary general meeting of the shareholders of the Company, however called, at which any of the matters described in paragraphs (a) – (e) in this Section 1.1 is to be considered (and any adjournment or postponement thereof) as may be reasonably requested by Ultimate Vitor.

Section 1.2 Restrictions on Transfers. Except as provided for in Article II below or pursuant to the Merger Agreement, each of the Founder Parties hereby agrees that, from the date hereof until the Expiration Time (as defined below), such person shall not, and shall cause its or his Affiliates not to, directly or indirectly:

(a) offer for sale, sell (constructively or otherwise), transfer, assign, tender in any tender or exchange offer, pledge, grant, encumber, hypothecate or similarly dispose of (by merger, testamentary disposition, operation of Law or otherwise) (collectively, “Transfer”), or enter into any Contract, option or other arrangement or understanding with respect to the Transfer of any of its or his Securities or any interest therein, including, without limitation, any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction) or combination of any such transactions, in each case involving any of its or his Securities which (x) has, or could reasonably be expected to have, the effect of reducing or limiting such person’s economic interest in such Securities and/or (y) with respect to its or his Securities, grants a third party the right to vote or direct the voting of such Securities;

(b) deposit any of its or his Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement;

(c) convert or exchange, or take any action which would result in the conversion or exchange of, any of its or his Securities;

(d) knowingly take any action that would make any representation or warranty of such person set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying such persons from performing any of its or his obligations under this Agreement; or

(e) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a) – (d).

Any purported Transfer in violation of this Section 1.2 shall be void.

Section 1.3 Acquisition of Shares. The parties acknowledge that, prior to the Effective Time, any Founder Party may acquire, directly or indirectly, additional Shares from other directors or employees of the Company (or resulting from the exercise of Company Options acquired from such persons), for so long as such acquisition is not prohibited by applicable Laws, any contract to which the applicable Founder Party is a party and otherwise would not adversely affect the transactions contemplated under the Merger Agreement. Such newly acquired Shares shall be deemed as “Founder Shares” hereunder.

ARTICLE II
Cancellation of Founder Shares

Section 2.1 Cancellation of Founder Shares. Subject to the terms and conditions set forth herein, each of the Founder Parties agrees that, at the Effective Time, all of the Founder Shares (as adjusted pursuant to Section 1.3, including those represented by ADSs) shall be cancelled automatically at no consideration pursuant to the Merger Agreement in connection with the Merger. Each of the Founder Parties will take (and cause their respective Affiliates to take) all actions necessary to cause the number of Founder Shares (as adjusted pursuant to Section 1.3, including those represented by ADSs) to be treated as set forth herein and in the Merger Agreement.

Section 2.2 Effect of the Merger on Founder Shares. Ultimate Vitor agrees that it shall not have the right to receive the Per Share Merger Consideration (or the Per ADS Merger Consideration, if applicable) in connection with the Merger with respect to any Founder Shares held by it, directly or indirectly, as of immediately prior to the Effective Time, and, at the Effective Time, each Founder Share held by it shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

ARTICLE III
Representations, Warranties and Covenants of the Founder Parties

Section 3.1 Representations and Warranties. Each of the Founder Parties, severally and not jointly, represents and warrants to each other party hereto that, as of the date hereof and as of the Closing:

(a) such person (i) is duly incorporated, organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, to the extent such concept is applicable, and (ii) has the requisite corporate, limited partnership or organizational (as applicable) and legal power and authority to execute and deliver this Agreement, to perform such person’s obligations hereunder and to consummate the transactions contemplated hereby;

(b) this Agreement has been duly executed and delivered by such person and, if such person is not a natural person, the execution, delivery and performance of this Agreement by such person, and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate or similar action on the part of such person and no other corporate or similar actions or proceedings on the part of such person are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, on a timely basis;

(c) this Agreement constitutes a legal, valid and binding agreement of such person, enforceable against such person in accordance with its terms, except as enforcement may be limited by the effects of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing;

(d) except for the applicable requirements of the Exchange Act and Laws of the Cayman Islands, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of such person for the execution, deliver and performance of this Agreement by such person or the consummation by such person of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by person, nor the consummation by such person of the transactions contemplated hereby, nor compliance by such person with any of the provisions hereof shall (x), if such person is not a natural person, conflict with or violate any provision of the organizational documents of such person, (y) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on property or assets of such person pursuant to, any Contract to which such person is a party or by which such person or any property or asset of such person is bound or affected, in each case which have, or could have, the effect of preventing, impeding or interfering with or adversely affecting the performance by such person of its or his obligations under this Agreement, or (z) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such person or any of such person’s properties or assets.

(e) with respect to the Founder Shareholder, he (x) is and, immediately prior to the Closing, will be the ultimate beneficial owner of, and has and, immediately prior to the Closing, will have good and valid title to his Founder Shares, free and clear of any Liens, and (y) has and, as of the Closing will have, sole or shared (together with his Affiliates) voting power, power of disposition, and power to control dissenter’s rights, with respect to all of his Founder Shares, with no limitations, qualifications, or restrictions on such rights, in each case of the foregoing clauses (x) and (y), subject to applicable United States federal securities Laws and Laws of the Cayman Islands and the British Virgin Islands;

(f) except as contemplated hereby, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which such person is a party relating to the pledge, disposition or voting of any of its or his Founder Shares and its or his Founder Shares are not subject to any voting trust agreement or other Contract to which such person or any of its or his Affiliates is a party restricting or otherwise relating to the voting or Transfer of such Founder Shares;

(g) such person has not Transferred any interest in any of the Founder Shares;

(h) such person has not appointed or granted any proxy or power of attorney that is still in effect with respect to any of its or his Founder Shares, except the voting power granted as contemplated by this Agreement;

(i) there are no Action pending or, to the knowledge of such person, threatened against such person or any other person that restricts or prohibits (or, if successful, could restrict or prohibit) the ability of such person to perform, or the performance of, its or his obligations hereunder or to consummate the transactions contemplated hereby;

(j) such person has been afforded the opportunity to ask such questions as it or he has deemed necessary of, and to receive answers concerning the terms and conditions of the transactions contemplated hereby and such person acknowledges that it has been advised to discuss with its or his own counsel the meaning and legal consequences of the representations and warranties of such person in this Agreement and the transactions contemplated hereby; and

(k) such person understands and acknowledges that Ultimate Vitor and Merger Sub are entering into the Merger Agreement in reliance upon such person’s execution, delivery and performance of this Agreement.

Section 3.2 Covenants. Each of the Founder Parties, severally and not jointly:

(a) agrees, prior to the Expiration Time, not to (and cause its or his Affiliates not to) knowingly take any action that would make any representation or warranty of such person contained herein untrue or incorrect or have or could have the effect of preventing, impeding or interfering with or adversely affecting the performance by such person of its or his obligations under this Agreement;

(b) irrevocably and unconditionally waives (and cause its or his Affiliates to waive), and agrees not to exercise (and cause it or his Affiliates not to exercise), any rights of appraisal, rights of dissent or similar rights relating to the Merger and any other transactions contemplated by the Merger Agreement that such person may have by virtue of or with respect to such person’s Securities (including, without limitation, any rights under Section 238 of the Cayman Companies Law) prior to the Expiration Time;

(c) agrees to permit (and cause its or his Affiliates to permit) the Company to publish and disclose in the Schedule 13E-3 and the Proxy Statement (including all documents filed with the SEC in accordance therewith), such person’s identity and beneficial ownership of Shares or other equity securities of the Company and the nature of such person’s commitments, arrangements and understandings under this Agreement;

(d) agrees and covenants that such person shall (and shall cause its or his Affiliates to) promptly notify Ultimate Vitor of any new Shares and other securities of the Company with respect to which beneficial ownership is acquired by such person, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities of the Company after the date hereof.

(e) agrees further that, such person shall (and shall cause its or his Affiliates to) execute and deliver any additional documents, consents or instruments and take such further actions as may be necessary or desirable to carry out the provisions of this Agreement.

ARTICLE IV
Termination

Section 4.1 This Agreement, and the obligations of the Founder Parties hereunder shall terminate and be of no further force or effect immediately upon the first to occur of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms, or (c) the written agreement of the Founder Parties (such time, the “Expiration Time”); provided, that this Article IV and Article V shall survive any termination of this Agreement. Nothing in this Article IV shall relieve or otherwise limit any party’s liability for any breach of this Agreement prior to the termination of this Agreement.

ARTICLE V
Miscellaneous

Section 5.1 Joint Liability.

(a) Each of the Founder Parties shall perform its or his obligations under this Agreement, including without limitation, obligations under Article I above.

(b) Notwithstanding anything to the contrary, each of the Founder Parties shall be jointly and severally liable with each other with respect to all representations, warranties, covenants and agreements of such parties under this Agreement.

Section 5.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by electronic mail or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next business day if transmitted by international overnight courier, in each case to the respective parties at the address set forth on the signature pages hereto under each party’s name (or at such other address for a party as shall be specified in a notice given in accordance with this Section 5.1).

Section 5.3 Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

Section 5.4 Entire Agreement. This Agreement, the Equity Commitment Letter, the Limited Guarantee, the Merger Agreement and the agreements contemplated thereby, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 5.5 Specific Performance. Each of the parties hereto acknowledge and agree that the other parties would be irreparably injured by a breach of this Agreement by it and that money damages alone would not be an adequate remedy for any actual or threatened breach of this Agreement. Accordingly, each party shall be entitled to specific performance or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Agreement, in addition to all other rights and remedies available at law or in equity to such party, including the right to claim money damages for breach of any provision of this Agreement. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by a party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by a party.

Section 5.6 Amendments; Waivers. At any time prior to the Expiration Time, any provision of this Agreement may be amended or waived if, and only if such amendment or waiver is in writing and signed, (i) in the case of an amendment, by the parties hereto, or (ii) in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by a party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 5.7 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions that would cause the application of the Laws of any jurisdiction other than the State of New York.

(b) Any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 5.6. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three (3) arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one (1) Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one (1) Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 5.8 Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 5.9 Third Party Beneficiaries. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto (and their respective successors, heirs and permitted assigns), any rights, remedies, obligations or liabilities, except as specifically set forth in this Agreement; provided that, for the avoidance of doubt, the covenant of the Founder Parties set forth in Section 3.2(b) of this Agreement is made for the benefit of the Company, each of which has an independent right to rely on and the Company shall be entitled to specific performance of the terms hereof in accordance with Section 5.5 and to enforce or prevent any violations of the other parties hereto of this Agreement to the full extent permitted by law.

Section 5.10 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that Ultimate Vitor may assign this Agreement (in whole but not in part) in connection with a permitted assignment of the Merger Agreement by Ultimate Vitor, as applicable. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns and, in the case of each of the Founder Parties, its or his estate, heirs, beneficiaries, representatives and executors.

Section 5.11 No Presumption Against Drafting Party. Each of the parties to this Agreement acknowledges that it has been represented by independent counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 5.12 Capacity. Notwithstanding anything to the contrary in this Agreement, (i) each of the Founder Parties is entering into this Agreement, and agreeing to become bound hereby, solely in his or its capacity as a beneficial owner of Securities and not in any other capacity (including without limitation any capacity as a director or officer of the Company) and (ii) nothing in this Agreement shall obligate any Founder Party or his or its Representatives to take, or forbear from taking, as a director or officer of the Company, any action which is inconsistent with his or its fiduciary duties under applicable Law.

Section 5.13 Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document. E-mailed copies of signatures shall be deemed to be originals for purposes of the effectiveness of this Agreement.

Section 5.14 Interpretation. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. Words of any gender include each other gender and neuter genders and words using the singular or plural number also include the plural or singular number, respectively.

Section 5.15 Confidentiality. This Agreement shall be treated as confidential. This Agreement may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of Ultimate Vitor, provided that the parties hereto may disclose the existence and content of this Agreement to the extent required by applicable Law, the applicable rules of any national securities exchange or in connection with any SEC filing relating to the Merger.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

Ultimate Vitor II Holdings Limited

By:	/s/ Yi Zhang
Name:	Yi Zhang
Title:	Director

Notice details:

c/o Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands
Attention: Yi Zhang
Email: ir@zhangmen.com

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

Summit Lustre Limited

By:	/s/ Yi Zhang
Name:	Yi Zhang
Title:	Director

Notice details:

c/o Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands
Attention: Yi Zhang
Email: ir@zhangmen.com

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

Zhangmen Education Inc.

By:	/s/ Jicai Qi
Name:	Jicai Qi
Title:	Chairman of the Special Committee

Notice details:

Address:	No.1666 North Sichuan Road,
Hongkou District, Shanghai, China
Attention:	Legal Department
Email:	law@zhangmen.com

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

Yi Zhang

/s/ Yi Zhang

Notice details:

Address:	c/o Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands
Attention:	Yi Zhang
Email:	ir@zhangmen.com

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

Ultimate Vitor Family Trust

For and on behalf of TMF (Cayman) Ltd.

By:	/s/ Yeu Chi Fai

By:	/s/ Liu Kin Wai

Name:	TMF (Cayman) Ltd.
Title:	Trustee of the Trust

Notice details:

Address:	c/o 31/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong
Attention:	Jenny Wong
Email:	jenny.wong@tmf-group.com